[Letterhead of Covington & Burling]

November 4, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

Re:	Traffic.com, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-127973

Dear Ladies and Gentlemen:

        On behalf of Traffic.com, Inc. (the "Company"), we are responding to the Staff's letter dated October 27, 2005, relating to the Company's Registration Statement on Form S-1. The Company is filing pre-effective Amendment No. 3 to the Registration Statement with this response letter. All page numbers in our responses refer to Amendment No. 3. Further, for the Staff's convenience we have repeated the Staff's comments below before each of our responses.

Prospectus Summary, page 1

Our Company, page 1

  1.
  We note your response to prior comment 9. As stated in your response letter, please characterize your statement that you "are a leading provider.. ." as your belief and briefly disclose the standard or measure that you are using as the basis for your belief.

        The Company has revised the disclosure as requested on pages 1, 25 and 48.

  2.
  We note your response to prior comment 11, however, please address in the third paragraph to what extent you have generated revenue, or expect to generate revenue from these sources, so that investors can assess the importance of these revenue sources to your business.

        The Company has added the requested disclosure on page 1.

Our Strategy, page 2

  3.
  Because as you state in your response to prior comment 16 that you are "exploring opportunities to expand into other countries" and given your disclosure on page 54 regarding your geographic expansion plans, we believe that you should state in this section that you currently do not have any international operations and you are not yet able to determine when you may begin any international operations.

        The Company has added the requested disclosure on page 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

  4.
  Please clarify in this section and in your other disclosure regarding the Santa Fe Technologies litigation, when you will be required to post a bond. Also, disclose how you intend to fund the bond during the appeal. Please keep us informed about the progress of the litigation and appeal and update your disclosure accordingly.

        The Company has added the requested disclosure on pages 40, 61-62 and F-31. The Company is providing additional information to the Staff in response to this comment under separate cover on a confidential basis.

Sources of Revenue and Cost of Revenue, page 27

Traffic Data Services, page 28

  5.
  We note your response to comment 33 and your statement that "company begins to recognize revenue under these contracts when it begins to provide traffic flow data to the Federal and local departments of transportation." You further state that the "company believes that it has met the requirements to begin recognizing revenue at this time, given that it has met the minimum requirements of the contracts to provide traffic flow data and the acceptance criteria in the contracts have been satisfied and all other services subsequently performed are perfunctory, consistent with SAB 104." In this regard:

  •
  Tell us what are the minimum requirements of the contracts to recognize revenue.

  •
  Tell us what are the federal and local departments of transportation's remedies against you if they are unsatisfied with the data you provide.

  •
  Provide us with a legal opinion regarding your satisfaction of acceptance criteria.

        The traffic information generated by the Company is used to achieve each of the goals under its second Federal Highway Administration ("FHWA") task order. These goals include: (1) aid the public sector partner in carrying out system management activities; (2) support the provision of free basic traveler information to the public for personal use; (3) provide opportunities for commercialization of traffic data services; and (4) provide to the U.S. DOT data and system performance measure reports.

        The "minimum requirements" under each of the contracts are determined during the initial phases of the project, after a contract has been signed. The contracts require that the Company provide data, consisting of sensor flow data and traditional traffic data, to the local department of transportation, and generally make no reference to a minimum number of sensor sites to be installed. The Company and the local departments of transportation work together during the planning phase of the project to determine the sensor deployment, including the number of sensor sites and the overall installment plan. The amount and location of sensors are determined so that the local departments of transportation will receive relevant data and the Company will be able to meet the needs of its commercial customers. The local department of transportation is required to review the milestone documents prior to acceptance and payment by the FHWA. Should the Company fail to fulfill the requirements of the installation outlined in the installment plan, the local department of transportation can delay the payment of the federal funding or require the Company to remove the sensors at its cost.

        Through December 31, 2004, the Company recognized revenue upon installation of the majority of its sensor network in the applicable deployment area, but prior to official government sign-off or acceptance, which was considered perfunctory given the Company's established history of sensor deployment. It should be noted that final installation of a small number of digital sensors in Boston took place subsequent to the commencement of revenue recognition in 2004 as these roadway sites were under construction throughout 2004. As such, all of the "minimum requirements" determined at the onset of the contract had been completed, including the transmission of data to the local department of transportation. The approval activities that occurred subsequent to completion of the sensor network were effectively paperwork to ensure the Company received "Agency Signoff". As noted in its response to Comment 33 of the Staff's September 30, 2005 letter, in its deployment of every one of its sensor networks deployed to date, the Company has attained system acceptance on the first attempt.

        In 2005, given its history with the U.S. DOT contract, the Company began to recognize revenue at the point at which the Company can begin providing significant and useful traffic information to its customers for the applicable deployment area, which is before full completion of its sensor network in a given deployment area, as it concluded that the nominal effort in installing the remaining sensors is perfunctory.

        The Company believes that it is appropriate to begin recognizing revenue before 100% deployment based on its established history of deployment of its sensor network and for the following reasons:

  •
  Before 100% deployment, the Company will have already satisfied the following milestones on its U.S. DOT contract: negotiation and execution of an agreement with the local agency, sensor map development and mobilization, network planning, software development and system design.

  •
  All 4 of the goals of the FHWA under the Company's task order are addressed before full deployment of its sensors in a given area.

  •
  Additionally, because each sensor begins to transmit data to TIMS as soon as it is installed and deployed, the Company receives sufficient traffic information to be able to provide significant and useful services to its customers well before 100% of its sensors have been deployed. The Company's contracts with its data service customers, such as Navteq and Motorola, provide that these customers have the ability to "turn on" the data feed from TIMS for a given metropolitan whenever they choose. The Company has been successful in commercializing the data before 50% or less of its sensors have been deployed. Further, the Company generally provides traffic data to its radio and television customers well before 100% completion.

        The Company's U.S. DOT contract contains data specifications and performance measures. The U.S. DOT may terminate the contract with respect to a deployment area if the Company were to fail to meet the data specifications and performance measures within the first 10 years after system acceptance in that deployment area and before January 1, 2012, subject to notice and a 90-day cure period. The data specifications and performance measures were established in the original U.S. DOT task order and do not change during this measurement period. Upon termination of the contract with respect to a deployment area, the Company would have to give the applicable local public agency the right to buy all system hardware including, among other things, sensor poles, solar panels and any components from system upgrades, at fair market value. All databases and project software developed with public agency funds would have to be made available to the applicable local public agency for its own internal use on a non-exclusive basis at no additional cost. Software developed by the Company with its own funds is not required to be made available. In addition, the Company would be required to pay the federal government liquidated damages based upon the number of years until the default occurred.

        To date, the Company has never experienced significant data flow interruptions that would hinder its ability to provide traffic flow data to these governmental agencies, except in the case of Tampa Bay where sensors were disabled during recent hurricanes. As stipulated in the contracts, in the event of an interruption of traffic flow data, the Company would have three months to cure this interruption prior to violating its contract terms. In reviewing these contract termination provisions, the Company concluded that the likelihood of defaulting on the data specifications and performance measures within the first 10 years after system acceptance was extremely remote. As such, the Company does not have a reserve pertaining to any of these contract termination clauses.

        Upon satisfaction of the formal contract acceptance criteria, which requires the Company to demonstrate that the system is fully functional and meets certain functional requirements as specified in the FHWA task order for a metropolitan area, the Company receives a signed "Agency Signoff" certificate from the relevant state or local government agency. This certificate provides the Company with definitive documentation that the acceptance criteria have been satisfied. In lieu of a legal opinion, the Company is able to demonstrate that it has Agency Signoffs as evidence for 6 cities and is in the process of obtaining acceptance in 5 additional cities. Based on the factors described above, the Company recognizes revenue prior to receipt of these Agency Signoffs.

  6.
  We note on page 29 that you own and are responsible for constructing, operating and maintaining your sensor networks and that you have engaged a third party contractor for the installation of the sensors used in your network. As part of this arrangement, the contractor acquires and assembles the component parts of the sensors, installs the sensors on a site (typically a pole) and calibrates the sensors. It is unclear to us whether you lease the site or the poles where you install the sensors. In this regard, tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated to sensors or any other equipment installed.

        Subsequent to the installation of the sensor networks by third party contactors, the Company owns and is responsible for maintaining the digital sensor network including the poles and component parts of the sensor network. The Company's contract with its general contractor includes a warranty provision that requires the general contractor to assume various maintenance and replacement costs for the first two years. The land on which the sensor networks are located is the property of the federal, state and local governmental agencies. Upon termination of the Company's federal, state and local agreements, the applicable governmental agency generally would have the right, among other remedies, to require the Company to remove the traffic sensor devices at the Company's cost. However, because the Company provides the ongoing data services to the government agency at no cost to the agency and because the agency would have to incur cost to assume the ongoing operating and maintenance costs, the Company believes that the government agency will maintain the status quo.

        The Company has not established an asset retirement obligation associated with the cost of removing its digital sensor sites as the Company has no reason, at this time, to believe that the relevant governmental agencies will ask that these sensors be removed. On a quarterly basis, the Company performs a review of its asset retirement obligations, if any, in accordance with SFAS 143, and would establish asset retirement obligation in a period if the Company believed it was probable that an asset retirement obligation occurred.

Liquidity and Capital Resources, page 38

  7.
  We note your response to comment 36 and that you record deferred revenue before cash has been collected based on the achievement of contracted milestones. In this regard:

  •
  Tell us, why you believe you can recognize an asset based on FASB Concept 6.

  •
  Citing historical experience for the last two years, tell us the likelihood that revenue will eventually be recognized on this deferred revenue.

  •
  Tell us the time period between the time you generate an invoice and the period of collection.

        The Company's governmental subcontract and task orders contain milestones that dictate payment terms. The Company's ability to invoice the federal and local governmental agencies is directly linked to the achievement of the contracted milestones and has no correlation to its revenue recognition process. When milestones are completed and approved by the applicable governmental agency, it pays the invoice that was submitted with the milestone. Consistent with Paragraph 26 of FASB Concept No. 6, the Company believes that the receivable recorded by the Company upon completion of its contractual milestones is an asset to the Company because (a) the receivable embodies a probable future benefit that involves a capacity to contribute directly to future net cash inflows, (b) the Company has obtained the benefit and control over others' access to the receivable, and (c) the completion of the contractual milestone, subject to final documentation, has already occurred.

        In all instances where deferred revenue has been recorded, we have recognized revenue at the completion of the minimum contract terms.

        Under the terms of the Company's governmental contracts, payment on outstanding invoices is due in full upon approval of the invoice. During the last two years, the average collection period has been approximately 70 days. This time period includes the initial payment made by the governmental agency to the contractor, General Dynamics, and General Dynamics' subsequent payment to the Company. Therefore, two review and procurement processes are completed within this time period. The Company has had a 100% success rate in collection of accounts receivable under its federal and state government contracts over the past two years.

Critical Accounting Policies and Estimates, page 41

Stock-Based Compensation, page 42

  8.
  We note your response to comment 39. However you have not disclosed the following:

  •
  The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  •
  The intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

        Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

        The Company has added the requested disclosure on pages 43 and 44.

Legal Proceedings, page 60

  9.
  Please disclose the relief Mr. Ramirez is seeking in the arbitration and the amount of the loan.

        The Company has added the requested disclosure on page 62.

Stock Options, page 68

Option Grants in Last Fiscal Year, page 68

  10.
  Please provide all the disclosure required by instruction 9 to Item 402(c) of Regulation S-K for the grant date present value, including disclosure of the material assumptions underlying the valuation methodology. In the alternative, you may present the potential realizable value of the options using the estimated initial public offering price. Sec Section N.C. of SEC Release No. 33-7009.

        The Company has presented the potential realizable value of the options using the estimated initial public offering price on page 69.

Aggregated Option Exercises..., page 68

  11.
  Please tell us whether you intend to use the fair market value or initial public offering price to calculate the value of the unexercised in-the-money options at December 31, 2004. We encourage you to calculate the value of the unexercised in-the-money options using the estimated initial public offering price. See SEC Release No 33-7009.

        The Company has presented the value of unexercised in-the-money options at December 31, 2004 using the estimated initial public offering price on page 69.

Certain Relationships and Related Party Transactions, page 76

  12.
  Please provide all of the information required by Item 404(c) of Regulation S-K with regard to the disclosure of the loans to Mr. Jannetta. For example, please provide the amount outstanding as of the latest practicable date. In addition, we note your disclosure that the loans you reference were made "as part of an executive loan program then in effect..." Please disclose whether you have revised or terminated this loan program.

        The Company has added the requested disclosure on page 78.

Plan of Distribution, page 85

Reconfirmation of Bids, page 86

  13.
  We note your disclosure that "[t]he underwriter will require that bidders reconfirm the bids. .." in the event that "[t]he initial public offering price is more than 20% above the high end of the price range or more than 20% below the low end of the price range." Because your proposed price range is $4, please note that your underwriter must require bidders to reconfirm bids if the public offering price is below the low end of the price range rather than 20% below the low end of the range. Accordingly, please revise to state that the underwriter will require that bidders reconfirm their bids if the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range.

        The Company has filed Amendment No. 3 with a $2 price range. Therefore, the Company respectfully submits that the disclosure is accurate as drafted.

  14.
  Please describe any material differences in eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, please disclose whether you will accept multiple bids.

        WR Hambrecht + Co does not know the account requirements of other selling group members, which may vary. The nature of the process of forming the selling group is such that the final list of selling group members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the selling group are, and what their respective suitability or other requirements may be, until the auction is run, the Company is unable at this time to confirm any selling group member's eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, WR Hambrecht + Co has advised the Company that participating dealers do not typically share their suitability, eligibility or other customer requirements with underwriters of offerings. Finally, WR Hambrecht + Co has advised the Company that WR Hambrecht + Co respectfully believes that this information is better conveyed by a particular dealer to their customer rather than through S-1 disclosure which would be extensive and immaterial to potential investors in the offering.

        However, WR Hambrecht + Co, the lead manager, has advised the Company that, in accepting the invitation to join the selling group, each member of the selling group represents to WR Hambrecht + Co as follows:

  "We represent that we will conduct all of our activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended."

        In further response to the Staff's comments, the prospectus has been revised on page 89 to disclose that bidders may submit multiple bids in the auction.

  15.
  You indicate that, in the event you seek reconfirmation, bidders will have a minimum of four hours to reconfirm their bids. Please indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

        In response to the Staff's comments, the prospectus has been revised on page 90 to disclose that bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation. The reconfirmation notices will only include the date and time of the closing of the auction if those times are known by the Company and the underwriters at the time the notices are sent. The Company cannot project whether that will be the case at this time.

  16.
  We note that the auction may close in as little as an hour following effectiveness. Further, we note that prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. Please revise the disclosure to clarify when funding is required and how much time investors will have to fund their accounts.

        The Company has revised the disclosure on page 94 to state that bidders must have sufficient funds in their account to purchase the shares at settlement, which generally occurs on the fourth business day following pricing. As described in the Plan of Distribution on page 94 of the registration statement, other than the $2,000 required to open an account at WR Hambrecht + Co, "prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective... No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted."

Consolidated Statements of Operations, page F-4

  17.
  We re-issue prior comment 55. Please state separately costs and expenses applicable to sales and revenues in accordance with Item 5-03 of Regulation S-X.

        The Company has added the requested disclosure on pages 5, 24, 32, 37, 38, F-4 and F-34. In particular, the Company has disclosed that media inventory expense is a direct cost of advertising revenue and that traffic data collection expense is a direct cost of all revenue. While there are some costs of revenue that are included in technology expense, such as the communications costs associated with providing website access to consumers and with supporting the cost of calls to wireless users, these costs are embedded within the cost of providing communications and IT services generally throughout the Company. As these costs become significant, the Company will categorize these costs within costs of revenue.

1. Organization, page F-7

Contracts with United States Department of Transportation, page F-7

  18.
  We note your response to comment 59 and your accounting for revenue reinvestment arrangements. However, it appears that accounting for revenue share arrangements would be different from revenue reinvestment arrangements. In this regard, tell us in detail your contractual responsibilities for revenue share arrangements. Tell us how you account for revenue share arrangements. Tell us whether the revenue required to be shared is earned from government or other sources.

    In addition you state that some contracts give the state and local departments of transportation the ability to use the funds for items outside the scope of services you provide. In this regard, tell us how you account for these types of transactions and whether you recognize revenue on such arrangements. If you do recognize revenue, tell us in detail, citing specific accounting literature used, why you believe revenue recognition is appropriate.

    Finally, we note that the revenue share/reinvestment is calculated annually. Please clarify how you account for this on your quarterly financial statements.

        Depending on the terms of the contract with the state or local agency, the Company is either required to share a portion of the annual commercial revenue derived from the sensors or to reinvest this amount in the Company's system in the particular area. The Company's revenue share arrangements allow the governmental agency to receive a portion of the proceeds from the sale of its traffic flow data to commercial customers. In every case where there is a revenue share (except in the case of the State of Maryland), the governmental agency agrees to use the revenue share to improve intelligent transportation systems in the service area. In the State of Maryland, state law requires that the revenue share be paid into the state's transportation trust fund where it is used for transportation purposes not necessarily related to the Company's sensor networks.

        The Company's revenue reinvestment arrangements require the Company to use the funds to enhance the Company's traffic data system, such as adding sensors or starting coverage on additional roadways. The revenues required to be shared for both the revenue reinvestment and revenue share arrangements are calculated in the same format and are limited to those revenues earned with traffic flow data supplied by the Company's sensor networks to commercial customers as defined in certain of the Company's various state and local agency contracts.

        To the extent that any governmental agency is entitled to proceeds from the revenue share arrangement, such funds will be held separately until the funds are distributed to the governmental agency or other third party at the instruction of the governmental agency. The revenue share proceeds distributed to the governmental agency or other third party will result in a reduction of the Company's revenues and a corresponding increase to accrued expenses. Upon payment of these proceeds, the accrued expense account will be relieved. The Company believes the accounting for this revenue share arrangement is consistent with SAB No. 104 and Paragraphs 6 and 7 of SFAS No. 48, "Revenue Recognition When the Right of Return Exists". To date, proceeds earned by the governmental agencies under this revenue share arrangement have been immaterial.

        The revenue share and reinvestment arrangements will be calculated on a quarterly basis, instead of an annual basis, retroactive to the first quarter of 2005. These arrangements had an immaterial impact on the financial condition of the Company for the first three fiscal quarters of 2005.

Redeemable convertible preferred stock, page F-22

  19.
  We note your response to comment 56 and your response to comment 61. In response to comment 56 you state that in March 2003, there was a recapitalization of the Company, which included selling its Series E convertible preferred stock, making a tender offer to purchase the outstanding shares of its Series D convertible preferred stock including the accrued and unpaid dividends for 27% of the Series D convertible preferred stock's carrying value, and permitting existing preferred stockholders that purchased the Company's Series E convertible preferred stock to exchange their existing preferred stock for shares of its Series E-1 convertible preferred stock. In response to comment 61, you also state that ultimately, the shares converted from Series A through D were converted at approximately $2.00 per share plus unpaid accumulated dividends. In addition on page F-22 of your Form S-1, you state that in March 2003, the Company entered into an agreement with a group of investors to sell 14,425,000 shares of Series E Preferred Stock. The sale resulted in proceeds to the Company of $28.9 million, which included converted debt of $1.4 million. As an inducement to participate in the Series E financing, the Company made available 6,419,811 shares of Series E-1 Preferred Stock to its existing holders of preferred stock. These shares were distributed to existing investors that participated in the Series B round based on the percentage of their investment in the Series E round. Preferred stockholders of each series that did not participate in the Series E financing round were subject to conversion of their preferred stock to common stock at a conversion ratio ranging from 1 for 1 to 1 for 5. In this regard:

  •
  Tell us whether the shares of Series A through D preferred stock were converted to common stock, regardless of whether the holders of Series A through D preferred stock participated in the Series E offering.

        All stockholders who participated in the Series E offering had their shares of outstanding preferred stock exchanged for Series E-1 Preferred Stock. All stockholders who did not participate in the Series E offering, and did not sell shares of Series D Preferred Stock pursuant to the tender offer, had all of their shares of outstanding Series A-D preferred stock converted into common stock. Shares of Series A-D preferred stock were converted into common stock on a 1-for-1 basis if the holder elected to convert prior to the Series E offering. If a holder of Series A-D preferred stock did not participate in the Series E offering, did not accept the tender offer for Series D preferred stock and did not convert its shares of Series A-D prior to the Series E offering, its shares of Series A-D preferred stock were automatically converted into common stock on a 1-for-5 basis, in accordance with the Company's amended and restated certificate of incorporation adopted in connection with the Series E offering, upon the issuance of the Series E preferred stock.

  •
  Tell us whether the issuance of series E-1 preferred shares was a true exchange of Series A through D preferred shares for Series E-1 shares or was it an issuance of additional shares to the Series A through D preferred share holders as an incentive for participation in the Series E financing.

        The issuance of Series E-1 Preferred Stock was a true exchange of Series A through D Preferred Stock for Series E-1 Preferred Stock. No additional consideration was paid to the Company in connection with this exchange.

  •
  Provide us with all the terms of each of the Series A, B, C, D, E and E-1 preferred shares.

        The Company is supplementally providing to the Staff under separate cover a description of all of the terms of each of the Series A, B, C, D, E and E-1 Preferred Stock in effect at the time of the Series E offering.

  •
  Tell us how you determined the tender offer price of Series D preferred shares.

        The tender offer price for shares of the Series D Preferred Stock was determined in an arm's-length negotiation with the largest holder of Series D Preferred Stock, who had been the lead investor in the Series D financing.

  •
  Tell us why only Series D preferred shareholders received a tender offer.

        A tender offer was made only to holders of Series D Preferred Stock because the valuation of the Company used to determine the purchase price of the Series D Preferred Stock was substantially higher than the valuation used to determine the purchase price of the Series E Preferred Stock. This was not the case for the valuations used in determining the Series A-C purchase prices. The Company did not believe that it would receive approval from the holders of Series D Preferred Stock for the Series E financing, as was required by the Company's Second Amended and Restated Certificate of Incorporation, without making the tender offer.

  •
  Tell us whether the Series D preferred shareholders who accepted the tender offer also had the option to participate in the Series E financing. If they had the option to participate in the Series E financing, tell us what percentage of the tender offer was then re-invested in the Series E financing.

        Holders of Series D Preferred Stock who accepted the tender offer also had the option to participate in the Series E financing; however, no holder who accepted the tender offer chose to participate in the Series E financing. None of the proceeds from the tender offer were reinvested in the Series E financing.

  •
  Tell us whether the rights of Series A through D preferred shareholders changed as a result of the issuance of Series E preferred shares.

        After the issuance of the Series E Preferred Stock, there were no outstanding shares of Series A through D Preferred Stock. Under the terms of the Company's Third Amended and Restated Certificate of Incorporation, which was effective immediately prior to the issuance of the Series E Preferred Stock, no additional shares of Series A through D Preferred Stock were permitted to be issued. As stated above, shares of Series A-D preferred stock were converted into common stock on a 1-for-1 basis if the holder elected to convert prior to the Series E offering. If a holder of Series A-D preferred stock did not participate in the Series E offering, did not accept the tender offer for Series D preferred stock and did not convert its shares of Series A-D prior to the Series E offering, its shares of Series A-D preferred stock were automatically converted into common stock on a 1-for-5 basis upon the issuance of the Series E preferred stock.

  •
  Why did some Series B preferred stock holders allow their shares to be converted to common stock on a one-for-five basis? (Oral comment received from the Staff on November 1, 2005)

        The Company is responding to this comment under separate cover on a confidential basis.

  •
  How did the Company apply EITF D-42 to the Series E Financing? (Oral comment received from the Staff on November 1, 2005)

        Pursuant to the Staff's oral question regarding the Company's consideration of EITF D-42, the Company would like to inform the Staff of its evaluation under such literature and its updated conclusions.

1.
Tender Offer Redemption of the Series D preferred stock

        The Company has considered the accounting requirements under EITF Topic D-42 which requires the difference between the amount paid upon redemption and the carrying value of the preferred stock be deducted from (if a premium) or added to (if a discount) net income to arrive at income available to common stockholders calculation. As the Company has redeemed the Series D preferred stock for $9.4 million in cash, which is less than the carrying value of $34.8 million, the Company has added the discount of $25.4 million to its net loss to arrive at net income available to common stockholders in its statement of operations for the year ended December 31, 2003.

        Please note that these issuance costs are included in the carrying amount of the preferred stock in our calculation of the discount upon redemption.

2.
Exchange of the remaining Series A, C and D preferred stock into Series E-1 preferred stock

        The Company also has considered Topic D-42 as it related to the issuance of the Series E preferred stock and the exchange of the remaining Series A, C and D preferred stock (Series B did not participate) into Series E-1 preferred stock. As there was no inducement as described in FASB Statement No. 84, Induced Conversions of Convertible Debt, an amendment of APB Opinion No. 26, the Company has effectively accounted for the E-1 exchange as the extinguishment of the old preferred shares and the issuance of new shares. In accounting for such, the Company has applied the D-42 requirements in comparing the carrying value of the old preferred to the fair value of the new preferred.

        The Company believes that the carrying value of the Series A, C and D preferred stock prior to the exchange is equivalent to the fair value of the securities issued in exchange and therefore, no adjustments to net income/loss available to common stockholders is required. Specifically, 3.7 million shares of Series A, C and D preferred stock at a stated value of $13.8 million (plus accrued dividends of $1.5 million) were exchanged for 6.4 million shares of Series E-1 preferred stock which resulted in a fair value per share of approximately $2.15 per share plus unpaid accrued dividends. The Company believes that fair value is deemed reasonable when compared to the $2.00 value in the Series E round given the similar features of the Series E and E-1 and given that this amount also reflects the redemption price per share which is higher for the E-1 than the E, while being junior in terms of liquidation preferences to the Series E. We also note that a new investor that did not participate in the Series A, C and D exchange made preferred investment in the Series E round at the $2.00 per share value which we believe further supports the fair value assigned to the Series E and E-1 preferred stock. As the Company's intent and negotiated transaction was to maintain the value of the existing preferred shareholders through this exchange from Series A, C and D to Series E-1 and the Series E-1 per share value can be reaffirmed in comparison to the Series E per share value, the Company does not believe that the exchange affects income/loss available to common stockholders.

3.
Conversion of shares of Series A, B, C and D preferred stock to common stock

        The remaining shares of Series A, B, C and D that did not participate in the Series E financing (and E-1 exchange) had their shares converted into common stock. As the holders did not receive more shares than they originally were entitled to under the original terms and there was no inducement given to the stockholders, the Company believes that the conversion is not subject to the requirements of EITF Topic D-42. Accordingly, the Company has concluded that the conversion does not affect income/loss available to common stockholders.

Legal Proceedings, page F-28

  20.
  We note your response to comment 63; however we are not persuaded by your argument for not recording a liability considering that in late June 2005, the jury returned a verdict against you and your investor affiliate for $6.1 million in compensatory damages and $5.0 million in punitive damages. Please revise or advise.

        The Company has established an $8.1 million reserve in connection with the Santa Fe litigation, which amount represents the amount of the judgment rendered against it for punitive damages and one-half of the judgment entered against it, jointly and severally with its investor, for compensatory damages, as disclosed on pages 40 and F-31 in the prospectus. The Company is providing additional information to the Staff in response to this comment under separate cover on a confidential basis.

Appendix: Road Show Presentation

  21.
  We note your statement on page A-5 that you "expect the Traffic.com brand to become to traffic what ESPN is to sports, The Weather Channel is to weather and CNN is to news—namely the franchise leader in its category" (emphasis added). In light of the competitive environment in your industry and the stage of development of your business and the market penetration of your products and services, this expectation appears to be too definitive. In addition, we believe that additional context is needed For example, what is your timeframe for achieving this goal?

        The Company has revised the statement on page A-5 as requested.

  22.
  We note your disclosure on page A-16 regarding NexGen's "success to date..." Please provide quantified or other information that supports this statement on this page.

        The Company has provided quantified and other information on page A-15 to describe the success to date of the Company's morning program, which uses its NeXgen technology.

  23.
  We note your presentation of non-GAAP measures on pages A-29 and A-31. Please revise to provide all of the disclosures required by Item 10 of Regulation S-K. In addition, we note that you define EBITDA as net income (loss) from operations excluding depreciation. Please see Q&A 14 and 15 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://www.sec.izov/divisions/ cornfin/facis/non.aapfaq.htm and revise your disclosure regarding EBITDA as appropriate.

        The Company has revised the tables on pages A-28 and A-32 to include a tabular reconciliation of net loss to EBITDA. The Company has also revised the definition of EBITDA to state that EBITDA is defined as net income (loss) before interest, taxes, depreciation, and amortization.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

  24.
  Please disclose all sales relating to the recapitalization.

        The Company has disclosed all sales relating to the recapitalization on page II-3.

*    *    *    *

        The Company would very much appreciate the Staff's prompt review of this amendment. Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,
/s/ ELLEN B. CORENSWET Ellen B. Corenswet, Esq.